NOTICE

RE: CONDENSED CONSOLIDATED INTERIM FINANCIALS STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

The third quarter financial statements for the three and nine months ended September 30, 2024 and 2023 have not been reviewed by the auditors of Greenbriar Sustainable Living Inc.

GREENBRIAR SUSTAINABLE LIVING INC.

"Anthony Balic"

Anthony Balic

Chief Financial Officer

Greenbriar Sustainable Living Inc.

(formerly "Greenbriar Capital Corp.")

Condensed Consolidated Interim Financial Statements

For Three and Nine Months Ended September 30, 2024 and 2023

(Unaudited - amounts expressed in Canadian dollars, except where indicated)

Greenbriar Sustainable Living Inc.
Condensed Consolidated Interim Statements of Financial Position
As at September 30, 2024 and December 31, 2023
(amounts expressed in Canadian dollars, except where indicated)

	Note	As at September 30, 2024	As at December 31, 2023
Assets
Current assets
Cash		$-	$47,098
Deposits and prepaid expenses - short term		147,676	507,878
Other receivables		9,623	3,476
Marketable securities	6	1,822,365	1,785,510
Loan receivable	4	-	206,947
		1,979,664	2,550,909
Non-current assets
Deposits and prepaid expenses - long term		91,287	51,192
Sage Ranch	5	13,887,376	12,333,170
Power project acquisition and development costs	7	7,613,186	7,175,580
Total assets		$23,571,513	$22,110,851
Liabilities
Current liabilities
Overdraft		64,125	-
Accounts payable and accrued liabilities	8	4,688,158	3,822,969
Loans payable and promissory note	9	1,520,632	781,322
Joint venture settlement obligation	11	1,397,897	698,950
Convertible debenture	10	3,033,053	2,698,761
Convertible debenture derivative	10	909,231	1,027,427
		11,613,096	9,029,429
Non-current liabilities
Joint venture settlement obligation	11	2,627,130	3,298,141
Convertible debenture	10	825,558	785,129
Loans payable and promissory note	9	485,047	-
Total liabilities		15,550,831	13,112,699
Shareholders' equity
Share capital	12	27,833,597	26,410,615
Reserves	12	9,078,158	9,405,117
Accumulated other comprehensive income		1,047,492	653,192
Deficit		(29,938,565)	(27,470,772)
Total shareholders' equity		8,020,682	8,998,152
Total liabilities and shareholders' equity		$23,571,513	$22,110,851

Nature of operations and going concern (note 1)

Commitments and contingencies (note 17)

Approved by the Board of Directors

                               "Jeff Ciachurski"                                    Director                                           "Cliff Webb"                                    Director

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
For the three and nine months ended September 30, 2024 and 2023
(amounts expressed in Canadian dollars, except where indicated)

	Notes	Three months ended September 30,		Nine months ended September 30,
		2024	2023	2024	2023
General and administration expenses
Consulting and management fees	16	$(164,754)	$(145,672)	$(639,999)	$(464,437)
General and administrative		(131,492)	(167,812)	(445,038)	(441,634)
Marketing and donations		-	(10,760)	(14,883)	(60,876)
Finance cost		(536,414)	(49,436)	(820,030)	(73,740)
Interest income		-	847	-	30,062
Share-based payment expense	12	(55,477)	-	(184,673)	(131,793)
Professional fees		(180,446)	(73,919)	(391,400)	(439,487)
		(1,068,583)	(446,752)	(2,496,023)	(1,581,905)
Other (expenses) income, net
Foreign exchange gain (loss)		54,170	15,544	(116,849)	39,122
Loss on settlement of accounts payable and accrued liabilities	8	13,806	-	5,172	-
Fair value adjustment on derivative liability	10	32,171	-	139,907	-
Loss		(968,436)	(431,208)	(2,467,793)	(1,542,783)

Other comprehensive income (loss)
Cumulative translation adjustment		(295,663)	362,760	394,300	61,339
Total comprehensive loss		$(1,264,099)	$(68,448)	$(2,073,493)	$(1,481,444)

Loss per share-basic and diluted		$(0.03)	$(0.01)	$(0.07)	$(0.05)

Weighted average shares outstanding-basic and diluted		35,105,754	34,073,355	34,617,112	33,856,679

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the Nine months ended September 30, 2024 and 2023
(amounts expressed in Canadian dollars, except where indicated)

	Notes	Shares	Share capital	Option reserves	Warrants reserves	Convertible debenture reserves	Accumulated other comprehensive income	Deficit	Total Shareholders' Equity

Balance at December 31, 2023		34,078,355	$26,410,615	$4,911,526	$4,456,372	$37,219	$653,192	$(27,470,772)	$8,998,152

Loss for the period		-	-	-	-	-	-	(2,467,793)	(2,467,793)
Options exercised	12	463,000	813,050	(328,750)	-	-	-	-	484,300
Warrants exercised	12	631,000	609,932	-	(182,882)	-	-	-	427,050
Share-based payment expense	12	-	-	184,673	-	-	-	-	184,673
Cumulative translation adjustment		-	-	-	-	-	394,300	-	394,300
Balance at September 30, 2024		35,172,355	$27,833,597	$4,767,449	$4,273,490	$37,219	$1,047,492	$(29,938,565)	$8,020,682

Balance at December 31, 2022		33,474,855	$25,490,912	$4,008,171	$3,789,197	$-	$1,033,389	$(24,842,524)	$9,479,145
Loss for the period		-	-	-	-	-	-	(1,542,783)	(1,542,783)
Private placement	12	360,000	291,857	-	158,143	-	-	-	450,000
Share issuance cost	12		(7,482)	-	-	-	-	-	(7,482)
Options exercised	12	238,500	652,335	(272,835)	-	-	-	-	379,500
Share-based payment expense	12	-	-	131,793	-	-	-	-	131,793
Cumulative translation adjustment		-	-	-	-	-	61,339	-	61,339
Conversion of debt to warrants	12	-	-	-	185,426	-	-	-	185,426
Reserves - equity portion (convertible)		-	-	-	-	37,219	-	-	37,219
Balance at September 30, 2023		34,073,355	$26,427,622	$3,867,129	$4,132,766	$37,219	$1,094,728	$(26,385,307)	$9,174,157

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc. Consolidated Statements of Cash Flows For the three and nine months ended September 30, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)

	Note	Three months ended September 30,		Nine months ended September 30,
		2024	2023	2024	2023
Cash used from operating activities
Loss for the period		$(968,436)	$(431,208)	$(2,467,793)	$(1,542,783)
Items not affecting cash
Unrealized foreign exchange gain (loss)		(54,170)	(15,544)	116,849	(39,122)
Gain on settlement of account payable and accrued liabilities	8	(13,806)	-	(5,172)	-
Share-based payment expense	12	55,477	-	184,673	131,793
Accrued interest income		-	(1,279)	-	(30,062)
Accretion on convertible debenture	10	110,192	12,708	320,307	12,708
Fair value of derivative liability	10	(32,171)	-	(139,907)	-
		(902,914)	(435,323)	(1,991,043)	(1,467,466)
Change in non-cash operating working capital
Decrease (increase) in receivables and prepaid expenses		368,666	(157,036)	701,407	(157,863)
Increase (decrease) in accounts payable and accrued liabilities		82,028	654,116	(413,924)	347,758
		(452,220)	61,757	(1,703,560)	(1,277,571)
Cash flows used in investing activities
Sage ranch	5	(17,246)	-	(110,114)	(797,945)
Power project development and construction costs	7	-	-	(115,303)	(37,998)
		(17,246)	-	(225,417)	(835,943)
Cash flows used in financing activities
Cash paid on executive loans and interest		-	(278,613)	(44,000)	(305,613)
Cash received on executive loans		-	-	95,857	59,580
Cash received from shareholder	9	-	-	550,000	50,000
Cash received from loan payable	9	485,047	-	485,047	-
Options exercises	12	-	-	484,300	379,500
Warrants exercises	12	-	-	427,050	-
Cash paid on shareholder	9	-	-	-	(125,000)
Convertible debt issuance	10	-	-	-	1,000,000
Private placement proceeds		-	-	-	386,000
Share issuance cost		-	-	-	(7,482)
Promissory note		-	30,000	-	30,000
Repayment of joint venture settlement obligation	11	(9,500)	102,500	(180,500)	571,050
		475,547	(146,113)	1,817,754	2,038,035
Increase (decrease) in cash		$6,081	$(84,356)	$(111,223)	$(75,479)
Cash - beginning of period		(70,206)	33,827	47,098	24,950
Cash (overdraft) - end of period		$(64,125)	$(50,529)	$(64,125)	$(50,529)

The accompanying notes are an integral part of these consolidated financial statements.

Greenbriar Sustainable Living Inc. Consolidated Statements of Cash Flows For the three and nine months ended September 30, 2024 and 2023 (amounts expressed in Canadian dollars, except where indicated)

Supplemental cash flow information	2024	2023
	$	$
Accrued investment property through accounts payable	1,299,635	5,395,177
Accrued power project development costs through accounts payable	223,836	187,850
Reclass from loan receivable to joint venture settlement obligation	387,447	-
AP paid by Executive and classified as loan payable	79,262	-
Cash interest paid	-	-
Taxes paid	-	-

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2024 and 2023
(amounts expressed in Canadian dollars, except where indicated)

1 Nature of operations and going concern

Greenbriar Sustainable Living Inc. (formerly "Greenbriar Capital Corp.") ("Greenbriar" or the "Company") is a developer of entry-level housing, renewable energy, green technology and sustainable investment projects. Greenbriar was incorporated under the British Columbia Business Corporations Act on April 2, 2009 and is a real estate issuer on the TSX Venture Exchange. The Company's registered records office is located at Suite 1500 - 1055 West Georgia Street, Vancouver, BC, V6E 4N7. The Company is listed as a Tier 2 real estate issuer. The Company's shares trade on the exchange under the symbol "GRB". The Company changed its name from Greenbriar Capital Corp. to Greenbriar Sustainable Living Inc. effective November 15, 2023.

These consolidated financial statements have been prepared on the basis that the Company is a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The nature of the Company's primary business is the acquisition, management, development, and possible sale of real estate and renewable energy projects. The Company had a loss of $2,467,793 (2023 - $1,542,783) for the nine months ended September 30, 2024. As at September 30, 2024, the Company had an accumulated deficit of $29,938,565 (deficit of December 31, 2023 - $27,470,772) and a working capital deficiency of $9,633,432 (December 31, 2023 - deficiency of $6,478,520). To date, the Company has no history of earning revenues. If the Company is unable to raise any additional funds to undertake planned development, it could have a material adverse effect on its financial condition. These events and conditions indicate that a material uncertainty exists that raises substantial doubt on the Company's ability to continue as a going concern. If the going concern basis were not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses, and the classifications used in the statement of financial position. These adjustments may be material.

Recent global issues, including the ongoing political conflict in other regions have adversely affected workplaces, economies, supply chains, and financial markets globally. It is not possible for the Company to predict the duration or magnitude of the adverse results of these issues and their effects on the Company's business or results of operations this time.

2 Basis of presentation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2023.

The Company's management makes judgments in its process of applying the Company's accounting policies in the preparation of its unaudited interim condensed consolidated financial statements.  In addition, the preparation of the financial data requires that the Company's management make assumptions and estimates of the effects of uncertain future events on the carrying amounts of the Company's assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. The critical judgments and estimates applied in the preparation of the Company's unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's consolidated financial statements for the year ended December 31, 2023. In addition, other than noted below, the accounting policies applied in these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's audited financial statements for the year ended December 31, 2023.  The Company's interim results are not necessarily indicative of its results for a full year.

The Company's interim results are not necessarily indicative of its results for a full year.

These unaudited condensed consolidated interim financial statements were approved by the Board of Directors on November 29, 2024.

3 Material accounting policies

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reporting amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2024 and 2023
(amounts expressed in Canadian dollars, except where indicated)

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue, and expenses.  Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates.  Actual outcomes may differ from these estimates under different assumptions and conditions.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Key areas of judgment

Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company's functional and local currency is the Canadian dollar.  The functional currency of the Company's subsidiaries is the US dollar.  The determination of functional currency may require certain judgments to determent the primary economic environment.  The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

Assets' carrying values and impairment charges

In determining carrying values and impairment charges the Company looks at recoverable amounts, defined as the higher of value in use or fair value less cost to sell in the case of assets, and at objective evidence that identifies significant or prolonged decline of fair value on financial assets indicating impairment.  These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

Going concern of operations

These consolidated financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern. If the going concern assumption was not used, then the adjustments required to report the Company's assets and liabilities on a liquidation basis could be material to these financial statements.

Marketable securities

The determination of the fair value requires significant judgement by the Company, on the date of purchase, and at each reporting date thereafter, consistent with fair value accounting guidance in accordance with IFRS 13, Fair Value Measurement.

Tax

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income.  Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable earnings will be available against which the losses can be utilized.  Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable earnings together with future tax planning strategies.

Key sources of estimation uncertainty

Share-based payments

Amounts recorded for share-based payments are subject to the inputs used in the Black-Scholes option pricing model, including estimates such as volatility, forfeiture, dividend yield and expected option life.

Convertible debentures

Convertible debentures are separated into their liability and equity components on the statement of financial position. The liability component is initially recognized at fair value, calculated as the net present value of the liability, using estimated interest rates based upon non-convertible debentures issued by comparable issuers, and accounted for at amortized cost using the effective interest rate method.

Derivative Liability

The Company measures the fair value of the derivative by reference to the fair value on the convertible debenture issuance date with an estimated life ending on the convertible debenture maturity date and revalues them at each reporting date. In determining the fair value for the derivative liability, the Company used the Geometric Brownain motion model with the following assumptions: annualized volatility rate; market price of shares at the reporting date; risk-free interest rate; the remaining expected life of the embedded derivatives and an exchange rate at the reporting date. Changes to these estimates could result in the fair value of the derivative liability being less than or greater than the amount recorded.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2024 and 2023
(amounts expressed in Canadian dollars, except where indicated)

Joint venture settlement obligation

The liability is initially recognized at fair value, calculated as the net present value of the liability, using estimated interest rates based upon debt issued by comparable issuers, and accounted for at amortized cost using the effective interest rate method.

4 Loan Receivable

	September 30, 2024	December 31, 2023
Opening balance	$206,947	$644,990
Funds received, net of advances granted	-	(467,976)
Interest receivable	-	29,933
Reclassed to offset joint venture settlement obligation (note 11)	(206,947)	-
Ending receivable balance - classified as current	$-	$206,947

As at September 30, 2024, the Company had a loan receivable of $nil (December 31, 2023 - $206,947) from Captiva Verde Wellness Corp. ("Captiva") which represents a non-arm's length transaction as the CEO of the Company, Jeffrey Ciachurski, is also the CEO of Captiva and the CEO of the Company and the CFO of the Company Anthony Balic, is also the CFO of Captiva and Michael Boyd, a director of the Company, is also a director of the Captiva.

On April 20, 2022, the Company entered into a promissory note with Captiva for $775,000 which accrued interest at the rate of 8% per annum for a term of 24 months. The promissory note matured on April 20, 2024. Under the terms of the note, additional advances may be extended subject to the same terms and conditions.  As at September 30, 2024, interest income of $nil (December 31, 2023 - $29,933) has been accrued. During the period ended September 30, 2024, the Company and Captiva agreed to net the receivable against the joint venture settlement obligation (note 11).

5 Sage Ranch

	September 30, 2024	December 31, 2023
Opening balance	$12,333,170	$5,456,419
Land appraisal & related fees	886,613	1,638,531
Captiva Joint Venture Settlement	-	3,811,504
Accretion (note 11)	415,383	185,587
Water rights	-	1,376,556
Unrealized foreign exchange	252,210	(135,427)
	$13,887,376	$12,333,170

On September 27, 2011, the Company acquired property in Tehachapi, California (the "Sage Ranch Project" or "Tehachapi Property") with the intent to develop a residential subdivision. The Company applies the cost model for its investment property and has recorded $nil depreciation as the project is still under development.

On October 6, 2018, the Company entered into an agreement to sell a 50% undivided interest in the Sage Ranch Project to Captiva, which represents a non-arm's length transaction. The Company received 10,687,500 common shares of Captiva which had a fair value of $1,068,750 and $112,500 in cash for total consideration of $1,181,250 ("Sale Agreement").

On August 10, 2020, the Company entered into an option and joint venture agreement (the "Option and Joint Venture Agreement") with Captiva amending the terms of the Sale Agreement.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2024 and 2023
(amounts expressed in Canadian dollars, except where indicated)

Pursuant to the terms of the Option and Joint Venture Agreement, Captiva's 50% interest in the Sage Ranch Project was converted into an option to earn (the "Option") a 50% net profits interest in the Tehachapi Property by:

1. Captiva paying the Company a cash payment of $112,500 (the "Cash Payment") (Captiva satisfied this payment in 2018 under the terms of the Sale Agreement);

2. Captiva issuing the Company common shares (the "Share Payment") (Captiva satisfied this payment in 2018 through the issuance of 10,687,500 common shares under the terms of the Sale Agreement); and

3. Captiva funding the applicable permitting and development costs for the Sage Ranch Project (Captiva was in default on such funding obligations).

Captiva had until the earlier of: (i) August 20, 2025 and (ii) the date the Company receives final approval from the City of Tehachapi (and other required regulatory approval) to build houses on the Tehachapi Property, to exercise the Option.

If Captiva made the payments summarized above by the required time, Captiva would have exercised the Option and automatically acquired a 50% net profits interest in and to the Sage Ranch Project. If Captiva exercised the Option, then Captiva and the Company would have immediately entered into a joint venture (the "Joint Venture") pursuant to the terms of the Option and Joint Venture Agreement. Pursuant to the terms of the Joint Venture, the Company and the Captiva were required to evenly split all net profits derived from the Sage Ranch Project.

Captiva was in default of its funding obligations under the Option and Joint Venture Agreement. On June 22, 2023 and amended on August 21, 2023, the Company entered into an agreement with Captiva whereby the Company will repay Captiva the amount funded by Captiva under the Option and Joint Venture Agreement (equal to $5,591,588) in 48 equal monthly installments of $116,491 starting on August 22, 2024, with the last payment on June 1, 2028. Amounts payable to Captiva under the agreement relate to the reimbursement of costs incurred by Captiva under the Option. Subsequent to the amount being repaid, Captiva will no longer have any further net profits interest in and to the Sage Ranch Project. During the year ended December 31, 2023, the present value of $3,811,504 of these future payments was discounted at a rate of 13.43%. During the period ended September 30, 2024, $415,383 (December 31, 2023 - $185,587) of accretion has been accrued to the project (Note 11).

On November 13, 2023, the Sage Ranch Project received Planning Commission approval for the Sage Ranch Precise Development Plan ("PDP").

During the year ended December 31, 2023, the Company entered into an option agreement to purchase up to 115 acre-feet of water rights at USD $29,260 per acre-feet and as part of the agreement paid a $1,376,556 non-refundable deposit. During the period ended September 30, 2024, the agreement was amended pursuant to which the purchase price was increased to an aggregate price of US$3,400,000 (or US$29,565.22 per acre-foot) plus the non-refundable deposit, subject to the expiry of such option on December 31, 2024.

During the year ended December 31, 2023, the Company agreed to terms of an arrangement with Paul Morris, Independent Head of Sales for Sage Ranch, whereby the Company obtained an option to acquire an additional 76 acre-feet of water rights for consideration equal to US$1.077 million.

The fair value of the development project as a whole is not possible to reliably estimate as of yet, given we have not yet received all necessary permits or begun construction.

6 Marketable securities and investment in associate

	December 31, 2023 Fair value	Acquired	Disposed	FX Adjusted	September 30, 2024 Fair value
Green Matters	1,785,510	-	-	36,855	1,822,365
Total	$1,785,510	$-	$-	$36,855	$1,822,365

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2024 and 2023
(amounts expressed in Canadian dollars, except where indicated)

	December 31, 2022 Fair value	Acquired	Disposed	FX Adjusted	December 31, 2023 Fair value
Green Matters	$1,819,800	$-	$-	$(34,290)	$1,785,510
Total	$1,819,800	$-	$-	$(34,290)	$1,785,510

As at September 30, 2024, the Company held 900,000 (December 31, 2023 - 900,000) shares in Green Matters Technologies Inc. ("Green Matters") which is a private Canadian corporation. As at September 30, 2024, the shares were valued at USD $1.50 (December 31, 2023 - USD $1.50)

7 Power project acquisition and development costs

	Development Costs	Acquisition Costs	Total
December 31, 2022	$5,308,549	$1,693,000	$7,001,549
Additions	342,323	-	342,323
Unrealized foreign exchange	(128,542)	(39,750)	(168,292)
December 31, 2023	$5,522,330	$1,653,250	$7,175,580
Additions	292,227	-	292,227
Unrealized foreign exchange	111,254	34,125	145,379
September 30, 2024	5,925,811	1,687,375	7,613,186

Montalva Project

In April 2013, the Company entered into a 50/50 arrangement to create AG Solar One LLC ("AG Solar") with Alterra Power Corp. ("Alterra") (the "Arrangement").  The Arrangement was created to develop 100 Megawatts ("MW's") of solar generation capacity in Puerto Rico under a Master Renewable Power Purchasing and Operating Agreement ("PPOA"), dated December 20, 2011, and amended on March 16, 2012 (the "Master Agreement"), with Puerto Rico Electric Power Authority ("PREPA") through its wholly owned subsidiary, PBJL Energy Corporation ("PBJL").

On July 12, 2013, the Company signed a Membership Interest Purchase and Sale Agreement ("MIPSA") with Magma Energy (U.S.) Corp. ("Magma"), a subsidiary of Alterra, and amended on October 11, 2013, whereby the Company will purchase from Alterra its 50% interest in and to the shares of AG Solar.  The consideration was US $1.25 Million. The Company completed the MIPSA on September 12, 2014 (the "Acquisition Date") and the Company now owns 100% of AG Solar.

Under the terms of the Master Agreement, the Company filed its 100 MW AC Montalva Solar Project with PREPA ("Montalva" or the "Montalva Project")) on September 5, 2013, requesting an interconnection evaluation and issuance of the project specific PPOA for Montalva included and agreed in the Master Agreement. After numerous delays by PREPA and failed attempts by the Company requesting the interconnection evaluation and issuance of a project specific PPOA for Montalva, the Company filed a Notice of Default under the Master Agreement with PREPA on September 24, 2014.  PREPA responded to the Notice of Default on November 3, 2014, taking the position that it had other PPOAs issued that would exceed its system renewable capacity and could not accept any additional renewable projects and further had met its obligations under the Master Agreement. It's the Company's position that the Master Agreement is a specific performance agreement and not an option agreement at PREPA's discretion and that PREPA is liable for damages.

On May 15, 2015, the Company, filed a legal action against PREPA in the courts of Puerto Rico in order to protect and enforce its rights under the Master Agreement.  On September 9, 2016, the Superior Court of Puerto Rico denied an application by PREPA to have the case for contractual enforcement and damages dismissed. The Company may now proceed to have the court enforce the agreement, or in lieu of enforcement, direct PREPA to pay US $210 Million in monetary damages, or both.  In May of 2018 the Company filed a US Federal RICO lawsuit seeking US $951 Million in damages from PREPA.

On February 6, 2019, the Company announced that PREPA wanted to re-open negotiations to move forward the Montalva Project. The Company met with PREPA representatives in 2019 and commenced negotiations. PREPA subsequently agreed to designate Montalva as a Legacy Project with equal rights and privileges as the other executed and surviving PPOAs awaiting final approval by Puerto Rico Energy Bureau ("PREB") and FOMB.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2024 and 2023
(amounts expressed in Canadian dollars, except where indicated)

On May 19, 2020, the Company announced that it has reached an agreement with PREPA on a 25-year 80 MW PPOA for the development, construction, and operation of the Montalva Project, as a Legacy Project with preferential rights.  On May 28, 2020, the Governing Board of PREPA approved the contract.

On August 7, 2020, the Company received unanimous PPOA approval from PREB and the Montalva PPOA moved on to final approval by the FOMB.  On February 26, 2021, the FOMB, having issued a decision to approve only 150 MW of the Legacy Projects based on identifying the top ranked projects as a result of a competitive ranking of projects by PREPA, subsequently approved only two of the sixteen Legacy Projects excluding the approval of the Montalva Project along with the remaining Legacy Projects.  However, the competitive ranking of the Legacy Projects prepared by PREPA, and provided to FOMB for selection of the two projects approved by FOMB, was flawed and failed to include credit for Montalva also providing four-hours of battery storage in its base price and design, not provided by any of the other Legacy Projects and providing substantial PREPA and ratepayer savings not provided by the other projects.  The Company began the process of seeking avenues to have the FOMB decision overturned or to have the FOMB approve Montalva as the top ranked project.  As part of this process, the Company filed a formal claim against PREPA before PREB.  As a result, PREPA indicated its preference to negotiate a settlement rather than adjudicate PBJL's case against PREPA in front of PREB.

On October 3, 2023, the Company announced that further to many years of litigation with the PREPA in both the Commonwealth and US Federal Courts, plus litigation in front of PREB, both parties executed a pro forma settlement agreement beneficial to both parties.  The settlement agreement provides for, among other things: (i) PBJL withdrawing its US $951 Million claim against PREPA; (ii) PBJL pricing that is less than or similar to the RFP Public Tranche contracts; (iii) providing four hours of 45% storage included within its base price; (iv) using the Montalva PPOA previously approved by PREPA in 2020 as the base document for final settlement; (v) PBJL covering transmission upgrades; (vi) using a project size of 80MWac (160MWdc); and (vii) providing an option for 160MWac (320MWdc) project at PREPA's sole discretion.  The settlement agreement provides the basis of a final settlement PPOA to be drafted and agreed between the parties.  A final settlement PPOA was drafted and submitted to PREPA on July 1, 2024, for its concurrence before submission to PREB for its approval and then to FOMB.  PBJL is awaiting a response by PREPA to finalize the settlement PPOA.  The technical work on interconnection with LUMA Energy, who is the power company responsible for power distribution and power transmission in the Commonwealth of Puerto Rico, will happen under the PPOA after PREB and FOMB approval.  A previous interconnection study and evaluation preformed by Sargent & Lundy Engineers, under the direction of PREPA, established the availability of 80 MW of transmission capacity available for Montalva.  The Company anticipates moving forward with the development of the Montalva Solar Project as soon as practicable once the settlement PPOA is approved by FOMB.

Land Lease Option Agreements

Included in the power project development and construction costs balance for AG Solar are costs related to land lease option payments.

The company currently has four separate land lease option agreements covering six parcels for the construction of Montalva.  Two parcels are located in the Municipality of Guanica and other four in the Municipality of Lajas.  The parcels are contiguous to each other.  Upon execution of the options, these land leases provide for a term of twenty-five years and such leases may be extended for up to four additional consecutive periods of five years each, at the Company's option, for the purposes of the Company developing the Montalva Project.

On various dates since execution of the land lease option agreement, the parties have executed separate amendments to extend the expiration date. During the period ended September 30, 2024, the Company entered into additional extension agreements extending the option term on all agreements to December 31, 2024 and agreeing to make future payments totalling US$221,000. During the period ending September 30, 2024, the Company made payment totalling USD$117,500 (December 31, 2023 - USD$105,667), related to extension agreements.

8 Accounts payable and accrued liabilities

	September 30, 2024	December 31, 2023
Accounts payable	$2,080,071	$905,340
Accrued liabilities	2,022,554	2,141,336
Accrued interest	585,533	776,293
Total accounts payable and accrued liabilities	$4,688,158	$3,822.969

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2024 and 2023
(amounts expressed in Canadian dollars, except where indicated)

During the period ended September 30, 2024, the Company recorded a gain on settlement of accounts payable of $5,172 (December 31, 2023- $321,115 of gain). During the period ended September 30, 2024, the Company settled $nil (December 31, 2023 - $64,000) in accounts payable through the issuance of units in a private placement (Note 12).

9 Loans payable

Shareholder loans	September 30, 2024	December 31, 2023
Principal opening balance	$499,631	$460,496
Net Addition	550,000	50,000
Unrealized foreign exchange	10,313	(10,865)
Principal ending balance	$1,059,944	$499,631

In September 2014, the Company received two loans from an independent shareholder that bear interest of 10% per annum, compounded monthly, are non-secured and are due on demand. During the period ended September 30, 2024, the Company received $550,000 in additional loans from shareholders which are unsecured, non-interest bearing loans which are due on demand. As at September 30, 2024, total accrued interest was $246,012 (December 31, 2023 - $213,057) and was included in account payables and accrued liabilities.

Director loans	September 30, 2024	December 31, 2023
Principal opening balance	$251,691	$257,742
Repayment	-	-
Unrealized foreign exchange	5,195	(6,051)
Principal ending balance	$256,885	$251,691

The loans bear interest of between 10% and 12% per annum, are non-secured, and are repayable on demand During the period ended September 30, 2024, the Company repaid $250,000 in accrued interest and as at September 30, 2024, total interest accrued was $335,385 (December 31, 2023 - $515,790) and was included in account payables and accrued liabilities.

Executive loans	September 30, 2024	December 31, 2023
Principal opening balance	$-	$-
Additional loan	175,119	60,626
Net repayments	-	(60,626)
Unrealized foreign exchange	(1,316)	-
Principal ending balance	$173,803	$-

As at September 30, 2024, the Company had outstanding loans from the CEO and the CEO's spouse of $175,119 (December 31, 2023 - $nil) of which 79,262 was the result of the CEO and the CEO's spouse paying amounts of the Company's accounts payable.  The loans are non-interest bearing, non-secured and are due on demand. As at September 30, 2024, the Company received a $95,857 promissory from the CEO and the CEO's spouse (December 31, 2023 - $nil) that is non-interest bearing, non-secured and is due on demand

As at September 30, 2024, total interest accrued was $4,136 (December 31, 2023 - $47,446) and was included in account payables and accrued liabilities.

Promissory note	September 30, 2024	December 31, 2023
Principal opening balance	$30,000	$-
Additions	-	30,000
Principal ending balance	$30,000	$30,000

During the year ended December 31, 2023, the Company received a $30,000 promissory that is non-interest bearing, non-secured and is due on demand.

Promissory note	September 30, 2024	December 31, 2023
Principal opening balance	$-	$-
Additions	489,221	-
Unrealized foreign exchange	(4,174)
Principal ending balance, classified as long-term	$485,047	$-

During the period ended September 30, 2024, the Company entered into a loan agreement for USD $350,000 ($489,221). The loan bears interest at 12% per annum, is unsecured and is repayable on or before December 31, 2025.

10  Convertible debenture

On June 30, 2023, the Company issued $1,000,000 unsecured convertible debenture. The debenture bears interest at 12% per annum, calculated and paid quarterly commencing on the date of issuance and matures on June 30, 2026. The debenture holder can convert all or any portion of the outstanding principal amount into common shares of the Company, at a price of $1.25 per common share. As part of the terms of the offering, the debenture holder has been issued 460,000 detachable warrants which were valued using a Black Scholes Model. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.30 per common share, subject to adjustment in certain events, and expiring on June 30, 2026 (Note 12).

Based on the discount factor of 13.5% over the debenture's term of three years used to determine the fair value of the debenture, the conversion feature was classified as equity and was assigned a residual value of $37,219. Transaction costs, including the fair value of detachable warrants, were allocated to the liability and equity components in proportion to the allocation of gross proceeds. Accretion for the debenture for the period ended September 30, 2024 was $40,429 (December 31, 2023-$25,415). Interest for the debenture for the period ended September 30, 2024 was $91,517 (December 31, 2023-$72,586).

	September 30, 2024	December 31, 2023
Opening balance	$785,129	$-
Principal issued	-	1,000,000
Equity portion	-	(37,219)
Capitalized transaction costs	-	(17,641)
Detachable warrants	-	(185,426)
Accretion	40,429	25,415
Ending balance, classified as long-term	825,558	$785,129

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2024 and 2023
(amounts expressed in Canadian dollars, except where indicated)

On December 13, 2023, the Company issued a USD$3,000,000 unsecured convertible debenture. As part of the issuance, the Company received USD $2,640,000 in cash and USD $360,000 was retained by the investor as prepaid interest. The debenture bears interest at 12% per annum, calculated and paid quarterly commencing on the date of issuance and will mature 36 months from the date of issuance on January 11, 2027. The debenture holder can convert all or any portion of the outstanding principal amount into common shares of the Company at a price of $1.25 per common share. As part of the terms of the offering, the debenture holder has been issued 900,000 detachable warrants which have been valued using a Black Scholes model. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.30 per common share, subject to adjustment in certain events, for a period expiring on January 11, 2027 (Note 12).

The Company estimated the fair value of the embedded derivative, representing the conversion option, by reference to a Geometric Brownain motion model. Based on the following key weighted average inputs: annualized volatility of 65.13% per annum, risk free rate of 3.57% over the Debenture's term of three years, the USD/CAD annualized volatility of 7.28% per annum, the fair value of the derivative liability was $1,171,660 at recognition and $1,027,427 at December 31, 2023. The debenture was then allocated the residual balance and transaction costs, including the detachable warrants, were allocated to the liability and embedded derivative in proportion to the allocation of gross proceeds.  Transactions costs of $87,781 allocated to the embedded derivative were expensed as incurred. As at September 30, 2024, the fair value of the ended derivative was $909,231. Interest for the debenture for the period ended September 30, 2024 was $367,311 (December 31, 2023-$nil).

Convertible Debenture	September 30, 2024	December 31, 2023
Opening balance	$2,698,761	$-
Principal issued	-	4,068,300
Capitalized transaction costs	-	(4,058)
Detachable warrants	-	(212,959)
Derivative liability	-	(1,171,660)
Accretion	279,879	87,050
Foreign exchange	54,413	(67,912)
Ending balance, classified as short-term	$3,033,053	$2,698,761

Derivative Liability	September 30, 2024	December 31, 2023
Opening balance	$1,027,427	$-
Original valuation	-	1,171,660
Foreign exchange	21,711	(26,585)
Fair value adjustment	(139,907)	(117,648)
Ending balance, classified as short-term	$909,231	$1,027,427

11 Joint venture settlement obligation

On June 22, 2023 and amended on August 21, 2023, the Company entered into an agreement with Captiva to settle the outstanding joint-venture agreement on Sage Ranch between the Company and Captiva, whereby the Company will pay Captiva $5,591,588 in 48 equal monthly installments of $116,491 starting on August 22, 2024, with the last payment on June 1, 2028. Subsequent to the amount being repaid, Captiva will no longer have any further net profits interest in and to the Sage Ranch Project. During the year ended December 31, 2023, the present value of $3,811,504 of these future payments was calculated using a discount rate of 13.43% and $185,587 of accretion was capitalized to the Sage Ranch Project as a borrowing cost. During the period ended September 30, 2024, $415,383 of accretion has been capitalized to the Sage Ranch Project as a borrowing cost (Note 5). During the period ended September 30, 2024, the Company and Captiva agreed to net the Company's receivable of $387,447 from Captiva against the joint venture settlement obligation and apply this amount against the initial required payments (note 4).

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2024 and 2023
(amounts expressed in Canadian dollars, except where indicated)

	September 30, 2024	December 31, 2023
Opening balance	$3,997,091	$-
Joint-venture settlement obligation	-	3,811,504
Accretion (note 5)	415,383	185,587
Reclass from loan receivable (note 4)	(206,947)	-
Repayment	(180,500)	-
Ending balance	$4,025,027	$3,997,091
Classified as current	$1,397,897	$698,950
Classified at non-current	$2,627,130	$3,298,141

During the period ended September 30, 2024, the Company entered into a debt settlement agreement with Captiva, pursuant to which the Company agreed to issue a number of common shares in the capital of the Company having an aggregate value equal to $1,000,000. The completion of the transaction remains subject to acceptance by the TSX Venture Exchange.

12 Share capital and reserves

a. Authorized and outstanding

As at September 30, 2024, the Company had unlimited authorized common shares without par value and 35,172,355 common issued and outstanding (December 31, 2023 - 34,078,355).

b. Share issuances

Fiscal 2024

- On January 11, 2024, the Company closed the USD$3,000,000 unsecured convertible debenture private placement financing, the debenture holder can convert all or any portion of the outstanding principal amount into common shares of the Company, at a price of $1.25 per common share, subject to adjustment pursuant to the terms of the debenture. As part of the terms of the offering, the debenture holder has been issued 900,000 detachable warrants, each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.30 per common share, subject to adjustment in certain events, for a period expiring on January 11, 2027.

- During the period ended September 30, 2024, the Company issued 631,000 common shares as a result of warrant exercises and received gross proceeds of $427,050.

- During the period ended September 30, 2024, the Company issued 463,000 common shares as a result of option exercises and received gross proceeds of $484,300.

Fiscal 2023

- On May 10, 2023, the Company closed a non-brokered private placement and issued 360,000 units at a price of $1.25 per unit for gross proceeds of $386,000 and a reduction of accounts payable of $64,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of $1.50 until May 10, 2028. The Company incurred $7,482 in share issuance costs as part of the transaction.

- During the year, 238,500 options were exercised for gross proceeds of $379,500.

- During the year, 5,000 warrants were exercised for gross proceeds of $7,500.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2024 and 2023
(amounts expressed in Canadian dollars, except where indicated)

c. Stock options

The Board of Directors may grant options to purchase shares from time to time, subject to the aggregate number of common shares of the Company issuable under all outstanding stock options of the Company not exceeding 10% of the issued and outstanding common shares of the Company at the time of the grant. The options are exercisable over a period established at the time of issuance to buy shares of the Company for a period not exceeding ten years, at a price not less than the minimum price permitted by the exchange. The vesting schedule for an option, if any, shall be determined by the Board of Directors at the time of issuance.

- In addition to the Stock Option Plan, the Company had established a Performance Share Plan dated effective May 6, 2021, in connection with the issue of the Performance Shares under the Sandford Solar Projects Consulting Agreement.  Mr. Sandford is the only participant under the Performance Share Plan.  It is contemplated that the Company will issue 100,000 Performance Shares on a project achieving a commercial operations date (the date solar power is delivered to a buyer under a power purchase agreement), up to a currently approved maximum of 2,600,000 Performance Shares. During the period ended September 30, 2024, the Company terminated the Performance Share Plan.

Fiscal 2024

- On June 5, 204, the Company amended the exercise price and expiry date of stock options to purchase a total of 350,000 common shares, the stock options issued to certain consultants of the Company on July 7, 2021. The Company reduced the exercise price of the options from $1.35 to $0.82 and to extend the expiry date of the Options from July 7, 2024, to July 7, 2027.  The incremental fair value of $129,196 was recognized as a result of the amendment.

- On August 1, 2024, the Company granted an aggregate of 300,000 stock options to a consultant of the Company exercisable at $0.70 per share for a period of 2 years. The fair value of the share options was estimated at $55,477 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 2 years, expected stock price volatility 65.61%, dividend payment during life of option was nil, risk free interest rate 3.36%, weighted average fair value per option $0.18, share price $0.58.

Fiscal 2023

- On February 9, 2023, the Company issued 75,000 incentive stock options to a consultant of the Company exercisable at $1.50 per share for a period of 3 years. The fair value of the share options was estimated at $40,105 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 86.36%, dividend payment during life of option was nil, risk free interest rate 3.67%, weighted average fair value per option $0.53, share price $1.08.

- On February 9, 2023, the Company issued 150,000 incentive stock options to a consultant of the Company exercisable at $1.10 per share for a period of 3 years. The fair value of the share options was estimated at $91,688 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 3 years, expected stock price volatility 86.36%, dividend payment during life of option was nil, risk free interest rate 3.67%, weighted average fair value per option $0.61, share price $1.08.

- On November 15, 2023, the Company issued 1,200,000 incentive stock options to certain directors and officers of the Company exercisable at $1.10 per share for a period of 5 years. The fair value of the share options was estimated at $902,816 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 5 years, expected stock price volatility 83.79%, dividend payment during life of option was nil, risk free interest rate 3.88%, weighted average fair value per option $0.75, share price $1.10.

- On November 30, 2023, the Company issued 200,000 incentive stock options to an officer of the Company exercisable at $1.10 per share for a period of 5 years. The fair value of the share options was estimated at $141,581 on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected option life of 5 years, expected stock price volatility 83.80%, dividend payment during life of option was nil, risk free interest rate 3.64%, weighted average fair value per option $0.71, share price $1.05.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2024 and 2023
(amounts expressed in Canadian dollars, except where indicated)

Total stock options granted during the period ended September 30, 2024, were 300,000 (December 31, 2023 - 1,625,000). Total share-based payment expense recognized for the fair value of share options granted and vested or amended during the period ended September 30, 2024 was $184,673 (2023 - $131,793).

A summary of stock option information as at September 30, 2024, December 31, 2023 is as follows:

	September 30, 2024		December 31, 2023
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding - beginning of year	3,391,500	$1.21	2,710,000	$1.35
Granted	300,000	0.70	1,625,000	1.12
Exercised	(463,000)	1.05	(238,500)	1.43
Expired	(66,500)	2.00	(705,000)	1.47
Outstanding - end of period	3,162,000	$1.17	3,391,500	$1.21

The following table discloses the number of options and vested options outstanding as at September 30, 2024:

Number of options outstanding and exercisable	Weighted average exercise price	Weighted average remaining contractual life (years)
350,000	0.82	2.77
500,000	1.25	0.32
100,000	1.15	0.73
500,000	1.35	1.03
75,000	1.50	1.36
1,137,000	1.10	4.13
200,000	1.10	4.17
300,000	0.70	1.84
3,162,000	$1.11	2.50

d. Warrants

Fiscal 2024

- On January 11, 2024, the Company issued 900,000 warrants as part of convertible debt financing. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.30 per common share for a period expiring on January 11, 2027. The fair value of these warrants at the date of grant was estimated at $299,099 using a black-scholes calculation. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: a 3 year expected life; 67.30% volatility; risk-free interest rate of 3.79%; and a dividend yield of 0%.

Fiscal 2023

- On May 10, 2023, the Company issued 360,000 warrants as part of a private placement. Each warrant entitles the holder to acquire one additional share at a price of $1.50 until May 10, 2028. The fair value of the warrants at the date of grant was estimated at $184,998 using the proportionate allocation method. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: a 5 year expected life; 100.18% volatility; risk-free interest rate of 2.99%; and a dividend yield of 0%.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2024 and 2023
(amounts expressed in Canadian dollars, except where indicated)

- On June 30, 2023, as part of the terms of the convertible debenture offering, the Company issued 460,000 detachable warrants, with each warrant entitling the holder to acquire one common share of the Company at an exercise price of $1.30 per common share, for a period expiring on June 30, 2026.The fair value of these warrants at the date of grant was estimated at $185,426 using a black-scholes calculation. The warrants were valued using the Black-Scholes option pricing model with the following assumptions: a 3 year expected life; 68.58% volatility; risk-free interest rate of 4.21%; and a dividend yield of 0%.

The following table discloses the number of warrants outstanding as at:

	September 30, 2024		December 31, 2023
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding - beginning of year	4,757,926	$1.31	5,371,896	$1.49
Granted	900,000	1.30	820,000	1.39
Exercised	(631,000)	0.68	(5,000)	1.50
Expired	-	-	(1,428,970)	2.03
Outstanding - end of period	5,026,926	$1.39	4,757,926	$1.31

Outstanding warrants	Expiry Date	Exercise price
1,809,000	March 28, 2025	$1.35
577,000	November 29, 2025	$1.50
925,926	December 13, 2025	$1.46
355,000	May 10, 2028	$1.50
460,000	June 30, 2026	$1.30
900,000	January 11, 2027	$1.30
5,026,926

e. Convertible equity reserve

	September 30, 2024	December 31, 2023
Opening balance	$37,219	$-
Equity reserve related to convertible debenture (note 10)	-	37,219
Ending balance	$37,219	$37,219

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2024 and 2023
(amounts expressed in Canadian dollars, except where indicated)

On June 30, 2023, the Company issued an $1,000,000 unsecured convertible debenture. The debenture bears interest at 12% per annum, calculated and paid quarterly commencing on the date of issuance and matures on June 30, 2026. The debenture holder can convert all or any portion of the outstanding principal amount into common shares of the Company, at a price of $1.25 per common share. Based on the discount factor of 13.5% over the debenture's term of three years used to determine the fair value of the debenture, the conversion feature was classified as equity and was assigned a residual value of $37,219.

13  Financial instruments

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.

The following tables summarize the valuation of the Company's financial assets and liabilities reported at fair value by the fair value hierarchy levels:

		September 30, 2024	December 31, 2023
	Fair Value Hierarchy	Fair value $	Fair value $
Financial assets
Fair value through profit and loss ("FVTPL")
Cash	Level 1	-	47,098
Marketable securities	Level 2	1,822,365	1,785,510
Financial liabilities
Other financial liabilities
Overdraft	Level 1	64,125	-
Convertible debenture derivative	Level 3	909,231	1,027,427

Fair value

Financial instruments measured at fair value are grouped into Level 1 to 3 based on the degree to which fair value is observable:

Level 1 - quoted prices in active markets for identical securities

Level 2 - significant observable inputs other than quoted prices included in Level 1

Level 3 - significant unobservable inputs.

Convertible debenture derivative is considered to be a Level 3 classification as certain inputs are not based on observable market data. See Note 10 for details on inputs utilized in the valuation.

The Company did not move any instruments between levels of the fair value hierarchy during the period ended September 30, 2024, and December 31, 2023.

The Company's financial instruments include cash, marketable securities, other receivables, related party loan receivable, accounts payable and accrued liabilities, loan payable and promissory notes, joint venture settlement obligation, convertible debentures and convertible debenture derivatives. The carrying values of other receivables, related company loan receivable and accounts payable and accrued liabilities and loan payable and promissory notes approximate their fair values due to their relatively short periods to maturity.

The fair value of the marketable securities is based on recent transaction prices.

The fair value of the joint venture settlement obligation and convertible debentures are initially recorded at fair value and are evaluated by the Company based on level 2 inputs such as discounted future interest and principal payments using current market interest rates of instruments using similar terms. These instruments are subsequently measured through amortized cost, with accretion and interest income recognized through the statement of loss and comprehensive loss.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2024 and 2023
(amounts expressed in Canadian dollars, except where indicated)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rates through the interest earned on cash balances, deposits, convertible debentures and loans; however, management does not believe this exposure is significant as most items are at fixed interest rates.

Credit risk

The Company is exposed to credit risk through its cash, which is held in large Canadian financial institutions with high credit rating, other receivables and the loan receivable. The Company believes the credit risk is insignificant for the cash and other receivables and moderate for the loan receivable with Captiva. The Company's exposure is limited to amounts reported within the statement of financial position.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. In order to meet its financial obligations, the Company will need to generate cash flow from the sale or otherwise disposition of property or raise additional funds. The following table summarizes the remaining contractual maturities of the Company's financial liabilities and operating commitments:

	Less than 1 year	Over 1 year	Total
Overdraft	$64,125	$-	$64,125
Accounts payable and accrued liabilities	4,688,158	-	4,688,158
Loan payables and promissory notes	1,520,632	485,047	2,005,679
Joint venture settlement obligation	1,397,897	2,627,130	4,025,027
Convertible debenture	-	3,858,611	3,858,611
Convertible debenture derivative	-	909,231	909,231
Total	$7,670,812	$7,880,019	$15,550,831

Foreign exchange risk

The Company operates in Canada and the United States and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in Canadian dollars. Fluctuations of the operating currencies in relation to the Canadian dollar will have an impact upon the reported results of the Company and may also affect the value of the Company's assets and liabilities.

The Company's financial assets and liabilities as at September 30, 2024 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2024 and 2023
(amounts expressed in Canadian dollars, except where indicated)

	Canadian Dollars	US Dollars	Total
Financial assets
Other receivables	$9,623	$-	$9,623
Marketable securities	-	1,822,365	1,822,365
	9,623	1,822,365	1,831,988
Financial liabilities
Overdraft	$2,361	$(66,486)	$(64,125)
Accounts payable and accrued liabilities	(377,964)	(4,310,194)	(4,688,158)
Loan payable and promissory note	(580,000)	(1,425,679)	(2,005,679)
Joint venture settlement obligation	(4,025,026)	-	(4,025,026)
Convertible debenture	(825,558)	(3,033,053)	(3,858,611)
Convertible debenture derivative	-	(909,231)	(909,231)
Net financial liabilities	$(5,796,564)	$(7,922,278)	$(13,718,842)

The Company's financial assets and liabilities as at December 31, 2023 are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

	Canadian Dollars	US Dollars	Total
Financial assets
Cash	$14,936	$32,162	$47,098
Other receivables	3,476	-	3,476
Related company loan receivable	206,947	-	206,947
Marketable securities	-	1,785,510	1,785,510
	225,359	1,817,672	2,043,031
Financial liabilities
Accounts payable and accrued liabilities	$(285,915)	$(3,537,054)	$(3,822,969)
Loan payable	(30,000)	(751,322)	(781,322)
Joint venture settlement obligation	(3,997,091)	-	(3,997,091)
Convertible debenture	(785,129)	(2,698,761)	(3,483,890)
Convertible debenture derivative	-	(1,027,427)	(1,027,427)
Net financial liabilities	$(4,872,776)	$(6,196,892)	$(11,069,668)

The Company's reported results will be affected by changes in the US dollar to Canadian dollar exchange rate. As of September 30, 2024, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased net financial liabilities by approximately $792,228 (December 31, 2023 - $619,689). A 10% depreciation of the US Dollar relative to the Canadian dollar would have had the equal but opposite effect. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2024 and 2023
(amounts expressed in Canadian dollars, except where indicated)

14 Capital management

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern such that it can continue to provide returns for shareholders and benefits for other stakeholders. The primary use of capital will be used for the development of its properties and acquisitions.

The Company considers the items included in convertible debentures, short-term loans and shareholders' equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, business opportunity and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares or return capital to its shareholders. The Company is not exposed to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis. During the period ended September 30, 2024, there has been no change in the Company's management of capital policies.

15 Segment disclosures

The Company operations are conducted in three reportable segments: real estate development in the United States ("Real Estate"), solar energy projects in Puerto Rico ("Solar Energy") and corporate headquarters located in Canada ("Corporate"). The Company reports information about its operating segments based on the manner in which the Company's chief decision maker views and evaluates the Company's business.

As the Company capitalizes all directly attributable costs related to its Real Estate and Solar Energy segments in accordance with the accounting policy for investment properties and intangibles assets, all material items of profit and loss are attributable to the Corporate segment.

	As at September 30, 2024				As at December 31, 2023
	Real Estate	Solar Energy	Corporate	Total	Real Estate	Solar Energy	Corporate	Total
Assets	$	$	$	$	$	$	$	$
Total assets	13,887,376	7,613,186	2,070,951	23,571,513	12,333,170	7,175,580	2,602,101	22,110,851
Net additions to non-current, non-financial assets	1,554,206	437,606	(531,150)	1,460,662	6,876,751	174,031	-	7,050,782
Total liabilities	4,828,646	58,191	10,663,995	15,550,831	4,549,674	12,854	8,550,171	13,112,699
Loss
Interest expense	-	(49)	(813,886)	(813,935)	(1,398)	-	(208,637)	(210,035)
Interest income	-	-	-	-	-	-	29,333	29.333
Loss	(137,719)	(6,675)	(2,323,400)	(2,467,794)	(105,015)	(8,484)	(2,514,749)	(2,628,248)

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2024 and 2023
(amounts expressed in Canadian dollars, except where indicated)

Entity wide disclosures

Information about geographical areas:

	Canada	California	Puerto Rico	Total
As at September 30, 2024
Non-current assets	$91,287	$13,887,376	$7,613,186	$21,591,849
As at December 31, 2023
Non-current assets	$51,192	$12,333,170	$7,175,580	$19,559,942

16 Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include officers, directors or companies with common directors of the Company.

The Company incurred the following expenses with key management personnel during the period ended September 30:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Consulting and management fees	$163,704	$161,291	$486,423	$495,003

During the period ended September 30, 2024, the President of the Company charged the Company $132,699 (2023 - $135,360) related to services. As at September 30, 2024, included in accounts payable are fees, loan, bonus and expenses due to the President of the Company of $619,733 (December 31, 2023 - $577,511).

During the period ended September 30, 2024, a Company controlled by the CFO of the Company charged the Company $99,000 (2023 - $107,429) related to services.

During the period ended September 30, 2024, the Chief Executive Officer of the Company charged the Company $254,724 (2023 - $252,215) related to services.

During the period ended September 30, 2024, related party loan totaled USD $190,300, the interest of US $48,639 (December 31, 2023 - US $68,961) was capitalized to power project acquisition and development costs. (Note 7).

As at September 30, 2024, the Company had a receivable of $nil (December 31, 2023 - $206,947) from Captiva, which accrued interest at the rate of 8% per annum for a term of 24 months. The promissory note matures on April 20, 2024. Under the terms of the note, additional advances may be extended subject to the same terms and conditions.  As at September 30, 2024, interest income of $nil (December 31, 2023 - $29,933) has been accrued. During the year ended December 31, 2023, the Company entered into an agreement with Captiva whereby the Company will pay Captiva $5,591,588 in 48 equal monthly installments of $116,491 starting on August 22, 2024, with the last payment on June 1, 2028. Subsequent to the amount being repaid, Captiva will no longer have any further net profits interest in and to the Sage Ranch project. During the period ended September 30, 2024, the Company and Captiva agreed to net the Company's receivable of $206,947 from Captiva against the joint venture settlement obligation (Note 4,5 and 11).

On June 22, 2023, and amended on August 21, 2023, the Company entered into the Original Settlement Agreement whereby the Company will repay Captiva the amount funded by Captiva under the Option and Joint Venture Agreement (equal to $5,591,588) in 48 equal monthly installments of $116,491 starting on August 22, 2024, with the last payment on June 1, 2028. On August 30, 2024, the Company entered into the Settlement Amending Agreements, pursuant to which the Company and Captiva agreed to settle $1,000,000 of the $5,591,588 principal amount owing under the Original Settlement Agreement by way of the Company's issuance of 2,197,802 common shares in the capital of the Company at a deemed price per share of $0.455. The transactions contemplated by the Settlement Amending Agreements remain subject to approval by the TSXV. Subsequent to the remaining amount owing under the Original Settlement Agreement, as amended by the Settlement Amending Agreements, being repaid, Captiva will no longer have any further net profits interest, or any other interest, in and to the Sage Ranch Project. During the period ended September 30, 2024, the Company has made payments of $180,500 related to this obligation in addition to the $206,947 receivable which was netted against the obligation.

Greenbriar Sustainable Living Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2024 and 2023
(amounts expressed in Canadian dollars, except where indicated)

As at September 30, 2024, USD $1,419,907 (December 31, 2023, USD $1,489,211) remained accrued, and USD $69,303 (December 31, 2023 - USD $504,441) was paid related to accrued bonuses to awarded to executives, directors and former directors of the Company.

As at September 30, 2024, the Company had $760 (December 31, 2023 - $289,095) in accounts payable to related parties.

17 Commitments and contingencies

As at September 30, 2024, the Company had the following commitments and contingencies outstanding:

	Within 1 year	Over 1 year	Total
PBJL Share transfer (ii)	$674,950	$-	$674,950

i) The Company entered into four separate land lease options agreements with Jose Arturo Acosta, to lease land in the Municipality of Lajas and Guanica of Puerto Rico. The Company made initial payments on the execution date of each option agreement and will thereafter make certain payments over the term of the option periods.  Subsequent to year end, the Company entered into additional extension agreements extending the option term on all agreements to December 31, 2024, and agreeing to make future payments totalling US$221,000.

ii) On April 23, 2013, 330 common shares, representing approximately a 33% interest, of PBJL were transferred by Heidi Ciachurski, the spouse of the Company's CEO to AG Solar and the Company.  The Company may be required to pay approximately US $500,000 for these shares on terms yet to be negotiated. As at September 30, 2024, no material negotiations have occurred. Any future payments will be subject to available funds and the completion of a significant financing of the Company in the future.

iii) On March 30, 2022, the Company executed the USD $40 million Mandate Agreement with Voya, as amended by agreements dated October 3, 2023, January 8, 2024, April 2, 2024 and August 30, 2024 for a senior secured construction loan for the construction of the Company's Sage Ranch Project. In connection with the Mandate Agreement, in the event the Company choses another lender for the Sage Ranch Project or otherwise begins construction on the Sage Ranch Project without obtaining financing from Voya, the Company will issue to Voya 2,000,000 warrants to purchase common shares of the Company for $1.25 per share, plus a USD $1 million cash break-up fee.

iv) Upon the Company closing certain development milestones allowing for an equity raise of at least US $2 Million or the sale of any Company assets or project rights including the Tehachapi land, whichever comes first, the Company will make a one-time payment of US $250,000 to Cliff Webb, the President of the Company.  In addition, the President will be paid a US$1.95 Million development completion bonus at the time the Montalva Solar Project completes all key milestones necessary for the Company to obtain project financing for the Montalva Solar Project. These development milestone payments are structured to incentivize the President to reach these milestones and compensate him for the work required to do so and were reviewed and approved by the Company's compensation committee.

v) The Company is a party to a lawsuit with a former contractor. Both parties have filed complaints seeking damages and the outcome is  uncertain at this time.